March 1, 2018

BY EDGAR Mr. Corey Jennings Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

Re:	State of Israel
Registration Statement under Schedule B
File No. 333-222598
Filed January 18, 2018

Form 18-K for the fiscal year ending December 31, 2016
File No. 002-94917
Filed June 30, 2017
Amended on September 6, 2017, January 4, 2018, January 17, 2018 and March 1, 2018

Dear Mr. Jennings:

On behalf of the State of Israel (the “State” or “Israel”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated February 13, 2018, regarding the above-referenced filings of Israel under Schedule B and on Form 18-K.

We set forth below Israel’s response to the comments in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold italics preceding the corresponding responses. Since our receipt of the Staff’s letter, Israel has filed Amendment No. 4 (“Amendment No. 4”) to the 18-K (as amended, the “2016 Annual Report”) on March 1, 2018, which contains disclosure responsive to the Staff’s comments. Enclosed herewith is a marked document, which reflects the disclosure that was changed in Amendment No. 4, based on the Staff’s comments, relative to the prior disclosure in the relevant sections of the 2016 Annual Report before Amendment No. 4. In future filings of Israel’s Annual Report on Form 18-K, Israel will include disclosure responsive to the comments below, similar to the information included in Amendment No. 4.

Arnold & Porter Kaye Scholer LLP 601 Massachusetts Ave., NW | Washington, DC 20001-3743 | www.arnoldporter.com

March 1, 2018

General

1.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data, including, for example, in the following areas:

-	Your discussion under “Political Situation” should include any material increase in hostilities.
-	Consider including any recent changes in your immigration policies under “Immigration”; and
-	Consider discussing any recent changes to your membership in international organizations or economic agreements under “Membership in International Organizations and International Economic Agreements.”

Response to Comment No. 1

In response to the Staff’s comments, Israel has updated its disclosure in Amendment No. 4 to the 2016 Annual Report. Please see pages D-1 - D-3 to Amendment No. 4 for disclosure related to changes in hostilities (“Political Situation”). Please see page D-4 to Amendment No. 4 for disclosure related to immigration policies (“Immigration”). Please see pages D-4 - D-6 to Amendment No. 4 for disclosure related to changes in the State’s membership in international organizations and economic agreements (“Membership in International Organizations and International Economic Agreements”). There are no other material developments or updated statistics available that would require updating the disclosure any further.

Consistent with past practice, in Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the 2016 Annual Report, Israel provided updated statistics for certain key measures of Israel’s economy, balance of payments, foreign trade, financial system, public finance and public debt through the filing date. Consistent with past practice, Israel will also update all statistics in the 2016 Annual Report to provide the most recent available data when Israel files its Annual Report on Form 18-K for its fiscal year ended December 31, 2017 later this year.

March 1, 2018

Population, page D-16

2.	Please revise your disclosure to make clear the initiatives references in the last paragraph under this heading. Additionally, please include discussion of any material effects of population trends on other economic factors, for example, housing.

Response to Comment No. 2

In response to the Staff’s comments, Israel has updated its disclosure in Amendment No. 4 to the 2016 Annual Report. Please see page D-3 to Amendment No. 4 for disclosure related to governmental initiatives related to the Haredi community. After careful consideration of the Staff’s comments, Israel has concluded that effects of population trends on other economic factors, to the extent not disclosed in the 2016 Annual Report, are not material or cannot be quantified by sufficient data and do not require additional disclosure.

* * * *

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at (212) 836-8241 or David.Menchel@arnoldporter.com.

Very truly yours,

/s/ David Menchel

David Menchel

Enclosure

cc:	Chia Tiger

Chief Legal Officer and

Head of Israel Economic Mission – Western Hemisphere

Ministry of Finance

State of Israel

800 Second Avenue, 17th Floor

New York, NY 10017